UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)*

Performance Shipping Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

Y67305105
(CUSIP Number)

Attn: Mr. Andreas Michalopoulos 373 Syngrou Avenue, 175 64 Palaio Faliro Athens, Greece +30-216-600-24000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 29, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Y67305105

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Symeon Palios

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
0

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	Y67305105

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Steamship Shipbroking Enterprises Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
0

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	Y67305105

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Taracan Investments S.A.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.	TYPE OF REPORTING PERSON

CO

Explanatory Note:

This Amendment No. 3 to the Schedule 13D that was originally filed with the U.S. Securities and Exchange Commission on March 21, 2019 (and as thereafter amended on June 20, 2019 and December 9, 2019, the “Schedule 13D”) relates to shares of common stock, par value $0.01 per share (the “Shares”), of Performance Shipping Inc. (the “Issuer”). The principal executive office and mailing address of the Issuer is 373 Syngrou Avenue, 175 64 Palaio Faliro, Athens, Greece.

This Amendment No. 3 to Schedule 13D is being filed on behalf of Symeon Palios (“Palios”), a citizen of Greece, Steamship Shipbroking Enterprises Inc., a Marshall Islands corporation (“Steamship”) and Taracan Investments S.A., a Marshall Islands corporation (“Taracan”, and together with Palios and Steamship, the “Reporting Persons”), and constitutes an exit filing for the Reporting Persons.

Item 1.	Security and Issuer.

There are no material changes to the Schedule 13D.

Item 2.	Identity and Background.

There are no material changes to the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Taracan transferred an aggregate of 23,436,446 Shares to Mango Shipping Corp., a Marshall Islands corporation (“Mango Shipping”), pursuant to a Contribution Agreement, dated September 29, 2020, by and between Taracan and Mango Shipping. In exchange, Mango Shipping issued 999 shares of its own common stock to Taracan. Taracan thereafter distributed as dividend in kind such 999 shares of Mango Shipping (through an intermediary holding company) to its ultimate beneficial owner, Palios. Subsequently, also on September 29, 2020, Palios transferred in a private transaction all of his interest in Mango Shipping to a Ms. Aliki Paliou.

Item 4.	Purpose of Transaction.

There are no material changes to the Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a. & b.) As of the date of this filing, none of the reporting persons beneficially owns any Shares.

(c.) Except as set forth in Item 3, no transactions in the Shares were effected by the Reporting Persons during the past 60 days.

(d.) Not applicable.

(e.) As of September 29, 2020, each of the Reporting Persons no longer beneficially owns any Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described in Item 3 herein, there are no material changes from the Schedule 13D.

Item 7.	Material to be Filed as Exhibits.
Item 7 of the Schedule 13D is hereby amended to include the following Exhibit:
Exhibit C Contribution Agreement, by and between Taracan and Mango Shipping, dated September 29, 2020.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 9, 2020

Steamship Shipbroking Enterprises Inc.

By:	/s/ Symeon Palios
Name: Symeon Palios
Title: Principal

Taracan Investments S.A.

By:	/s/ Symeon Palios
Name: Symeon Palios
Title: Principal

Symeon Palios

/s/ Symeon Palios

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

EXHIBIT C

MANGO CONTRIBUTION AGREEMENT
This CONTRIBUTION AGREEMENT (this "Agreement") is made and entered into effective as of 29 September 2020, by and between Taracan Investments S.A., a Marshall Islands company ("Transferor"), and Mango Shipping Corp., a Marshall Islands company ("Transferee").
WHEREAS, Transferor is the record and beneficial holder of an aggregate of 23,436,446 shares of common stock of Performance Shipping Inc.  (the "Shares");
WHEREAS, Transferor, desires to contribute the Shares to Transferee as a contribution to the capital of Transferee in exchange for the issuance of 999 common shares of Transferee that will constitute 99.9% of the issued and outstanding common shares of Transferee; and
WHEREAS, Transferee desires to accept such contribution to capital;
NOW, THEREFORE, in consideration of the aforesaid transfer and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties do hereby covenant and agree each with the other as follows:
1. Contribution. Subject to the terms and conditions of this Agreement, Transferor hereby assigns, transfers, conveys and contributes to Transferee, and Transferee hereby accepts, as a contribution to its capital, all of Transferor's rights, obligations, title and interest in, to and under the Shares, free and clear of any liens, charges or encumbrances.
2. Amendment and Waiver.  This Agreement may be amended or any provision of this Agreement may be waived, provided that any amendment of this Agreement shall be made in writing and any waiver shall be binding only if such waiver is set forth in a writing executed by the party against whom enforcement is sought.

3. Successors and Assigns.  This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors, estates, and assigns.

4. Governing Law and Jurisdiction.  This Agreement will be governed by and construed in accordance with the domestic substantive laws of the State of New York, without giving effect to any choice or conflict of law provision or rule that would cause the application of the laws of any other jurisdiction. Any dispute arising out of or in connection with this Agreement is subject to the exclusive jurisdiction of the Courts of Piraeus, Greece.

5. Further Assurances.  Each party shall cooperate with the other, and execute and deliver, or use its best efforts to cause to be executed and delivered, all such other instruments, including instruments of conveyance, assignment and transfer, and take all such other actions as such party may reasonably be requested to take by the other party hereto from time to time, consistent with the terms of this Agreement, in order to effectuate the provisions and purposes of this Agreement and the transactions contemplated hereby.

6. Entire Agreement. This Agreement embodies the entire agreement and understanding of the parties hereto in respect of the subject matter contained herein.  This Agreement supersedes all prior agreements and understandings between the parties with respect to such subject matter.

7. Counterparts.  This Agreement may be executed in multiple counterparts (including by means of telecopied or electronically transmitted signature pages), all of which together shall constitute one and the same Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.
TARACAN INVESTMENTS S.A.

By:	/s/ Symeon Palios
Name: Symeon Palios
Title: Director/President/Secretary

MANGO SHIPPING CORP.

By:	/s/ Aliki Paliou
Name: Aliki Paliou
Title: Director/Treasurer/Secretary